SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13G

             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934
                                (Amendment No.  )*

                                Stamps.com, Inc.
                                 (Name of Issuer)

                    Common Stock, Par Value $0.001 Per Share
                          (Title of Class of Securities)

                                    852857101
                                  (CUSIP Number)

                                December 31, 1999
             (Date of Event Which Requires Filing of This Statement)

     Check  the  appropriate box to designate the rule pursuant  to  which  this
Schedule is filed:

     / /  Rule 13d-1(b)
     / /  Rule 13d-1(c)
     /X/  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 5,457,449 shares, which constitutes approximately 13.3% of the 41,021,054 shares of Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act. Unless otherwise stated, all ownership percentages set forth herein assume that there are 40,985,054 shares outstanding.

CUSIP No. 852857101

1.   Name of Reporting Person:

     SBIC Partners, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only

4.   Citizenship or Place of Organization: Texas

               5.   Sole Voting Power: 5,421,449 (1)
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: 5,421,449 (1)
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     5,421,449

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /

11.  Percent of Class Represented by Amount in Row (9):  13.2%

12.  Type of Reporting Person: PN
--------------

(1) Power is exercised through its managing general partner, Forrest Binkley & Brown L.P.

CUSIP No. 852857101

1.   Name of Reporting Person:

     Jeffrey J. Brown

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only

4.   Citizenship or Place of Organization: United States

               5.   Sole Voting Power: -0-
Number of
Shares
Beneficially   6.   Shared Voting Power: 5,421,449 (1)
Owned By
Each
Reporting      7.   Sole Dispositive Power: -0-
Person
With
               8.   Shared Dispositive Power: 5,421,449 (1)

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     5,457,449 (1)(2)

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

                                                            / /

11.  Percent of Class Represented by Amount in Row (9):  13.3% (3)

12.  Type of Reporting Person: IN
--------------
(1) Solely in his capacity as an executive officer, director and shareholder of Forrest Binkley and Brown Venture Co., general partner of Forrest Binkley and Brown L.P., managing general partner of SBIC Partners, L.P. with respect to 5,421,449 shares of Stock.
(2) Assumes the exercise of director options held by Mr. Brown to purchase 36,000 shares of Common Stock.
(3) Assumes, pursuant to Rule 13d-3(d)(1)(i), that there are 41,021,054 shares of the Stock outstanding.

Item 1(a).     Name of Issuer.

     The name of the issuer is Stamps.com, Inc. (the "Issuer").

Item 1(b).     Address of Issuer's Principal Executive Offices.

     The principal executive offices of the Issuer are located at 3420 Ocean Park Boulevard, Suite 1040, Santa Monica, California 90405.

Item 2(a).     Names of Persons Filing.

     Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13G Statement on behalf of SBIC Partners, L.P., a Texas limited partnership ("SBIC"), and Jeffrey J. Brown ("Brown"), the "Reporting Persons." Additionally, information is included herein with respect to the following persons (collectively, the "Controlling Persons"): Forrest Binkley & Brown L.P., a Texas limited partnership ("FBB"), Forrest Binkley & Brown Venture Co., a Texas corporation ("FBB Venture"), Gregory J. Forrest ("Forrest"), and Nicholas B. Binkley ("Binkley"). The Reporting Persons and the Controlling
Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons." The Item 2 Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Item 2 Persons that such a group exists.

Item 2(b).     Address of Principal Business Office, or if None, Residence.

     The  address of the principal business office or residence of  all  of  the
Item 2 Persons is as follows:

          840 Newport Center Drive
          Suite 480
          Newport Beach, California 92660

Item 2(c).     Citizenship.

     All of the natural persons listed in Item 2(a) are citizens of the United States of America.

Item 2(d).     Title of Class of Securities.

     This Schedule 13G Statement relates to the Common Stock, par value $0.001 per share, of the Issuer (the "Stock").

Item 2(e).     CUSIP Number.

     The CUSIP number of the Stock is 852857101.

Item 3.   Filing Pursuant to Rules 13d-1(b) or 13d-2(b).

     This Schedule 13G Statement is not being filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c).

Item 4.   Ownership.

     (a) - (b)

Reporting Persons

     SBIC

        The aggregate number of shares of the Stock that SBIC owns beneficially, pursuant to Rule 13d-3 of the Act, is 5,421,449, which constitutes approximately 13.2% of the outstanding shares of the Stock.

     Brown

     Because of his position as an executive officer, director and shareholder of FBB Venture, and because he holds director stock options to purchase 36,000 shares of the Stock, Brown may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 5,457,449 shares of the Stock, which constitutes approximately 13.3% of the 41,021,054 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

Controlling Persons

     FBB

        Because of its position as the managing general partner of SBIC, FBB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 5,421,449 shares of the Stock, which constitutes approximately 13.2% of the outstanding shares of the Stock.

     FBB Venture

        Because of its position as the sole general partner of FBB, FBB Venture may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 5,421,449 shares of the Stock, which constitutes approximately 13.2% of the outstanding shares of the Stock.

     Forrest

        Because of his position as an executive officer, director and shareholder of FBB Venture, Forrest may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 5,421,449 shares of the Stock, which constitutes approximately 13.2% of the outstanding shares of the Stock.

     Binkley

     Because of his position as an executive officer, director and shareholder of FBB Venture, Binkley may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 5,421,449 shares of the Stock, which constitutes approximately 13.2% of the outstanding shares of the Stock.

     To the best of the knowledge of each of the Item 2 Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

      (c)

Reporting Persons

     SBIC

        Acting through its managing general partner, SBIC has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 5,421,449 shares of the Stock.

     Brown

        Solely in his capacity as an executive officer, director and shareholder of FBB Venture, Brown has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 5,421,449 shares of the Stock.

Controlling Persons

     FBB

        As the managing general partner of SBIC, FBB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 5,421,449 shares of the Stock.

     FBB Venture

        As the sole general partner of FBB, FBB Venture has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 5,421,449 shares of the Stock.

     Forrest

        Solely in his capacity as an executive officer, director and shareholder of FBB Venture, Forrest has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 5,421,449 shares of the Stock.

     Binkley

        Solely in his capacity as an executive officer, director and shareholder of FBB Venture, Binkley has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 5,421,449 shares of the Stock.

Item 5.   Ownership of Five Percent or Less of a Class.

        Not Applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

        No person other than the Item 2 Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by them.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

        Not Applicable.

Item 8.   Identification and Classification of Members of the Group.

        This  Schedule  13G Statement is being filed on behalf of  each  of  the
Item 2 Persons pursuant to Rules 13d-1(d) and 13d-1(k)(1)(iii). The identity of each of the Item 2 Persons is set forth in Item 2(a) hereof.

Item 9.   Notice of Dissolution of Group.

        Not Applicable.

Item 10.  Certification.

        Not Applicable.

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

     DATED:     February 11, 2000


                            SBIC PARTNERS, L.P.

                            By:  Forrest Binkley & Brown L.P.,
                                   General partner

                                By:  Forrest Binkley & Brown Venture Co.,
                                        General partner


                                     By: /s/ Gregory J. Forrest
                                         Gregory J. Forrest,
                                         Office of the President


                                     By: /s/ Nicholas B. Binkley
                                         Nicholas B. Binkley,
                                         Office of the President


                                     By: /s/ Jeffrey J. Brown
                                         Jeffrey J. Brown,
                                         Office of the President




                            /s/ Jeffrey J. Brown
                            Jeffrey J. Brown